LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
S.C.

TORRE OPTIMA
PASEO DE LAS PALMAS 405, 5TH FLOOR
COL. LOMAS DE CHAPULTEPEC
11000 MEXICO, D.F., MEXICO

TELEPHONE: (5255) 5540-9600
FACSIMILE: (5255) 5540-9699

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG


JUN 2 0 2003

June 17, 2003

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


03024032

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

A. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), an English translation of the quarterly financial report for the First Quarter of 2003 provided to the Mexican Stock Exchange *(Bolsa Mexicana de Valores)* (the "BMV").

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Yours truly,



Gisele L. Bonnici

Enclosures

cc: Ing. Manuel Borja (without enclosures)
Lic. Oliver Iriarte
Lic. Jorge Martínez (without enclosures)
Lic. Alberto Sepúlveda Cosío (without enclosures)


RECYCLED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** Quarter: **1** Year: **2003**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**9,751,922**	**100**	**9,578,332**	**100**
2	**CURRENT ASSETS**	**1,234,939**	**13**	**1,074,853**	**11**
3	CASH AND SHORT-TERM INVESTMENTS	239,948	2	200,445	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	523,105	5	442,667	5
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
6	INVENTORIES	375,601	4	376,241	4
7	OTHER CURRENT ASSETS	96,285	1	55,500	1
8	**LONG-TERM**	**260,736**	**3**	**246,728**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	132,370	1	61,902	1
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	29,229	0	41,417	0
11	OTHER INVESTMENTS	99,137	1	143,409	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**7,436,688**	**76**	**7,474,089**	**78**
13	PROPERTY	8,799,211	90	8,634,308	90
14	MACHINERY AND INDUSTRIAL	1,569,102	16	1,490,729	16
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	3,014,889	31	2,726,946	28
17	CONSTRUCTION IN PROGRESS	83,264	1	75,998	1
18	**DEFERRED ASSETS (NET)**	**819,559**	**8**	**782,662**	**8**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**5,815,952**	**100**	**5,647,785**	**100**
21	**CURRENT LIABILITIES**	**1,447,686**	**25**	**1,382,423**	**24**
22	SUPPLIERS	344,906	6	297,511	5
23	BANK LOANS	727,475	13	622,088	11
24	STOCK MARKET LOANS	21,578	0	211,069	4
25	TAXES TO BE PAID	0	0	0	0
26	OTHER CURRENT LIABILITIES	353,727	6	251,755	4
27	**LONG-TERM LIABILITIES**	**3,135,065**	**54**	**2,900,131**	**51**
28	BANK LOANS	2,408,490	41	2,414,175	43
29	STOCK MARKET LOANS	726,575	12	485,956	9
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**1,169,538**	**20**	**1,249,807**	**22**
32	**OTHER LIABILITIES**	**63,663**	**1**	**115,424**	**2**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**3,935,970**	**100**	**3,930,547**	**100**
34	**MINORITY INTEREST**	**1,090,497**	**28**	**1,132,325**	**29**
35	**MAJORITY INTEREST**	**2,845,473**	**72**	**2,798,222**	**71**
36	**CONTRIBUTED CAPITAL**	**2,188,010**	**56**	**2,193,976**	**56**
37	PAID-IN CAPITAL STOCK (NOMINAL)	498,763	13	494,886	13
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,346,126	34	1,351,934	34
39	PREMIUM ON SALES OF SHARES	202,120	5	206,155	5
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	141,001	4	141,001	4
41	**CAPITAL INCREASE (DECREASE)**	**657,463**	**17**	**604,246**	**15**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,291,580	33	1,245,415	32
43	REPURCHASE FUND OF SHARES	107,331	3	113,639	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(785,669)	(20)	(852,903)	(22)
45	NET INCOME FOR THE YEAR	44,221	1	98,095	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2003**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**239,948**	**100**	**200,445**	**100**
46	CASH	105,270	44	60,954	30
47	SHORT-TERM INVESTMENTS	134,678	56	139,491	70
18	**DEFERRED ASSETS (NET)**	**819,559**	**100**	**782,662**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	218,514	27	242,261	31
49	GOODWILL	149,276	18	105,366	13
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	451,769	55	435,035	56
21	**CURRENT LIABILITIES**	**1,447,686**	**100**	**1,382,423**	**100**
52	FOREING CURRENCY LIABILITIES	663,432	46	724,530	52
53	MEXICAN PESOS LIABILITIES	784,254	54	657,893	48
24	**STOCK MARKET LOANS**	**21,578**	**100**	**211,069**	**100**
54	COMMERCIAL PAPER	21,578	100	211,069	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**353,727**	**100**	**251,755**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	353,727	100	251,755	100
27	**LONG-TERM LIABILITIES**	**3,135,065**	**100**	**2,900,131**	**100**
59	FOREING CURRENCY LIABILITIES	1,957,080	62	2,246,757	77
60	MEXICAN PESOS LIABILITIES	1,177,985	38	653,374	23
29	**STOCK MARKET LOANS**	**726,575**	**100**	**485,956**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	726,575	100	485,956	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,169,538**	**100**	**1,249,807**	**100**
65	NEGATIVE GOODWILL	6,183	1	17,495	1
66	DEFERRED TAXES	1,128,776	97	1,224,169	98
67	OTHERS	34,579	3	8,143	1
32	**OTHER LIABILITIES**	**63,663**	**100**	**115,424**	**100**
68	RESERVES	63,663	100	115,424	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(785,669)**	**100**	**(852,903)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(5,274,091)	(671)	(5,085,928)	(596)
71	INCOME FROM NON-MONETARY POSITION ASSETS	4,488,422	571	4,233,025	496

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2003**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(212,747)	(307,570)
73	PENSIONS FUND AND SENIORITY PREMIUMS	9,465	0
74	EXECUTIVES (*)	192	224
75	EMPLOYERS (*)	2,640	2,712
76	WORKERS (*)	3,498	3,271
77	CIRCULATION SHARES (*)	498,758,727	498,962,889
78	REPURCHASED SHARES (*)	1,375,285	1,245,185

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2003**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,053,277**	**100**	**1,077,668**	**100**
2	COST OF SALES	738,896	70	771,813	72
3	**GROSS INCOME**	**314,381**	**30**	**305,855**	**28**
4	OPERATING	118,594	11	99,034	9
5	**OPERATING INCOME**	**195,787**	**19**	**206,821**	**19**
6	TOTAL FINANCING COST	113,315	11	47,682	4
7	**INCOME AFTER FINANCING COST**	**82,472**	**8**	**159,139**	**15**
8	OTHER FINANCIAL OPERATIONS	18,639	2	(20,041)	(2)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**63,833**	**6**	**179,180**	**17**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	11,210	1	70,091	7
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**52,623**	**5**	**109,089**	**10**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(218)	0	693	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**52,405**	**5**	**109,782**	**10**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	683	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**52,405**	**5**	**109,099**	**10**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	(80)	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**52,405**	**5**	**109,179**	**10**
19	NET INCOME OF MINORITY INTEREST	8,184	1	11,084	1
20	**NET INCOME OF MAJORITY INTEREST**	**44,221**	**4**	**98,095**	**9**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2003**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**1,053,277**	**100**	**1,077,668**	**100**
21	DOMESTIC	924,679	88	922,081	86
22	FOREIGN	128,598	12	155,587	14
23	TRANSLATED INTO DOLLARS (***)	11,919	1	14,421	1
6	**TOTAL FINANCING COST**	**113,315**	**100**	**47,682**	**100**
24	INTEREST PAID	82,166	73	81,963	172
25	EXCHANGE LOSSES	156,299	138	18,932	40
26	INTEREST EARNED	1,676	1	1,377	3
27	EXCHANGE PROFITS	93,939	83	20,254	42
28	GAIN DUE TO MONETARY POSITION	(29,535)	(26)	(31,582)	(66)
8	**OTHER FINANCIAL OPERATIONS**	**18,639**	**100**	**(20,041)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	18,639	100	(20,041)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**11,210**	**100**	**70,091**	**100**
32	INCOME TAX	18,979	169	12,217	17
33	DEFERED INCOME TAX	(7,769)	(69)	57,874	83
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR **2003**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,064,562	1,089,756
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	3,854,909	3,736,614
39	OPERATION INCOME (**)	561,824	604,592
40	NET INCOME OF MAYORITY INTEREST(**)	2,657	86,461
41	NET CONSOLIDATED INCOME (**)	16,309	109,089

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**52,405**	**109,179**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	141,997	72,417
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**194,402**	**181,596**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(121,548)	(62,164)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**72,854**	**119,432**
6	CASH FLOW FROM EXTERNAL FINANCING	(25,498)	(15,175)
7	CASH FLOW FROM INTERNAL FINANCING	(21)	1,660
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(25,519)**	**(13,515)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(54,240)**	**(85,297)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(6,905)	20,620
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	246,853	179,825
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	239,948	200,445

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**141,997**	**72,417**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	104,234	78,551
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	61,641	(2,446)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(28,886)	(31,264)
17	+ (-) OTHER ITEMS	5,008	27,576
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(121,548)**	**(62,164)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(85,515)	(60,631)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,932	(450)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(6,268)	(19,316)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(16,751)	39,342
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(14,946)	(21,109)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(25,498)**	**(15,175)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	368,621	1,136,195
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(394,119)	(1,151,370)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(21)**	**1,660**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(21)	1,660
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(54,240)**	**(85,297)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(12,238)	(14,407)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(25,619)	(31,051)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	14,509	18,462
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(30,892)	(58,301)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	4.98	%	10.13	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	0.09	%	3.09	%
3	NET INCOME TO TOTAL ASSETS (**)	0.17	%	1.14	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	56.36	%	28.93	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.40	times	0.39	times
7	NET SALES TO FIXED ASSETS (**)	0.52	times	0.50	times
8	INVENTORIES ROTATION (**)	7.61	times	7.31	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	39	days	32	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.43	%	10.47	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	59.64	%	58.96	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.48	times	1.44	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	45.06	%	52.61	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	42.16	%	38.80	%
15	OPERATING INCOME TO INTEREST PAID	2.38	times	2.52	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.66	times	0.66	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.85	times	0.78	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.59	times	0.51	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.21	times	0.19	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	16.57	%	14.50	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	18.46	%	16.85	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(11.54)	%	(5.77)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.89	times	1.46	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	99.92	%	112.28	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.08	%	(12.28)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	47.23	%	36.40	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2003**
GRUPO POSADAS, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.01		$ 0.18	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.12		$ 1.16	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.15	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 5.71		$ 5.61	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.57	times	1.36	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	847.29	times	38.89	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Total Revenue

Total revenue decreased 2.3% compared to 1Q02, due mainly to lower revenues in the Vacation Club business which were caused by the fact that all sales made during the preoperational stage of the Cancun development in 2001, were registered in 1Q02. Exlcuding the sales in that quarter, the balance of the Vacation Club development, including Cancun and Los Cabos, would have shown an increase in revenues of approximately 52 % for the 1Q03.

Corporate Expenses

Corporate expenses decreased 37% during this quarter, in line with the Company's strategy to optimize its corporate structure. Corporate spending, as a percentage of sales, decreased from 2.3%, at the end of 1Q02 to 1.5% at the close of 1Q03.

In order to continue the business process automation, at both the hotel and corporate levels, and ERP (Enterprise Resource Planning) is being implemented. This will allow the integration of functions and departments.

Operating Profit

Although EBITDA increased 6% in real terms, operating profit decreased 5.3%, and the operating margin decreased by 0.6 percentage point (pp) to close at 18.6%. This was caused by a 32 % increase in consolidated depreciation.

Additionally, the operating result was impacted by the lower amortization of the surplus on business acquisition since the goodwill generated with the acquisition of the Fiesta Americana Hacienda Galindo Hotel in 1996 was paid off at the end of 2002.

Owned Hotels

Since 9-11 attacks, Posadas has redefined its strategy on coastal hotels. We have reacted fast and efficiently to a more competitive environment, specially in Cancun. This has been achieved through the following specific actions:

- More aggressive promotions aimed at attracting domestic tourists.
- Shift in to a centralized and disciplined sales force.
- A more efficient control of our distribution channels.

Regardless of the war, our coastal operations grew 11 % in RevPar (Revenue Per Available Room). Despite of such war, there were no major group cancellations. Groups amount to 30 % of total coastal hotel occupancy. Additionally, Posadas launched a series of programs and promotions aimed at domestic and international wholesale customers.

Operating margins of owned coastal hotels increased from 34.8 % in 1Q02 to 39.3 % in 1Q03. Optimization of operating costs together with the Mexican peso depreciation made this growth possible.

In 1Q03, urban hotel occupancy increased 1 pp compared to 1Q02. The country has experienced low economic growth in the past quarters. This condition has

hindered the recovery in our average daily rates (ADR). Monterrey, for example, is one of the cities in which such market condition is more serious, because hotel supply has grown much more than demand.

Management

Revenues from management fees grew 9.1% during the first quarter of 2003. Such increase is the result of a 3% and 5% rise in the total revenue and operating profit respectively. The opening of the FI Tampico, FA Suites Zona Rosa, Caesar Business Nova Lima, Caesar Business Sao José Dos Campos and FI Ciudad del Carmen hotels, in 2002 contributed to this increase. With the opening of these hotels, 595 rooms were added to the chain.

In the matter of cost management of this division, it is important to highlight that during this quarter we carried out the planned restructuring of operation, management and commercial functions; this with the purpose of standardizing and simplifying operations, which together with cost reductions, allowed for a higher contribution margin.

Integral Financing Cost

Foreign exchange loss is the result of the 2.1% depreciation of the peso against the dollar in the quarter, which compares with a 1.7% appreciation in 1Q02. Although the average cost of debt decreased 1pp against 1Q02, interest paid in pesos increased slightly due to the average depreciation of the peso of 19% compared with the same quarter last year, as well as an increase of interest rates in pesos.

The interest coverage (measured as EBITDA divided by net interest) improved from 2.4 times in 1Q02 to 2.9 times in 1Q03.

Important Events

During the first quarter, a Fiesta Inn was opened in Ciudad del Carmen, Campeche, with a total of 131 rooms, under a management contract. With this opening, the number of hotels under the Fiesta Inn brand grows to 36. Additionally, the third hotel under the Caesar Business brand opened in Sao José Dos Campos, in Sao Paulo, Brazil. It has 157 rooms and is consistent with the strategy of Grupo Posadas to grow in the four-star, South American market.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

Significant accounting policies:

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of Grupo Posadas, S.A. de C.V. and those of the subsidiaries that the Company controls.

Hotels owned and leased by the Company pay to Grupo Posadas, S.A. de C.V. a management fee on a similar basis as hotels managed but not owned by the Company. With the purpose of showing the results of its hotel operation and hotel management fees, brand and other with the revenues and costs of these types of businesses, the Company decided not to eliminate these operations in the preparation of its consolidated statements of income, which does not affect operating income.

Acquisition of businesses-

Participation in the results and changes in net worth of those subsidiaries that are purchased or sold, are included in the financial statement from or through the date on which the transactions are carried out, expressed in currency with purchasing power as of yearend.
Net excess of book value over the cost of acquisition of the subsidiaries, is recognized in income over a five-year period, and is presented as "amortization of goodwill from acquisition of businesses, net" in the accompanying statement of income.

Basis of preparation-

The accounting policies followed by the Company are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances.

The significant accounting policies of the Company are as follows:

Recognition of the effects of inflation-
The Company restates its consolidated financial information in terms of the purchasing power of the Mexican pesos as of the most recent period en in order to recognize the effects of inflation. Accordingly, the financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding period including the translation effect. Consequently, all consolidated financial statement amounts are comparable, both for the current and the prior years, since all are stated in terms of Mexican pesos of the same purchasing power.

Marketable securities-
These are primarily money market accounts, valued at market.

Inventories and operation costs-
Inventories and their related cost are valued at average cost, which due to their high turnover is similar to replacement cost.

Long-term investments-
Long-term investments where de Company does not have significant influence are valued at cost of acquisition, and are restated based on the National Consumer Price Index (NCPI), but not in excess of realizable value. Realizable value is determined based on the latest available audited financial statements.

Property and equipment-
Property and equipment in Mexico have been restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method, based on the economic useful lives and residual values determined by independent appraisers.
Property and equipment of foreign subsidiaries are recorded at historical cost, restated based on the NCPI of the country of origin, and translated into Mexican pesos at the exchange rate as of yearend.
The cost of improvements, remodeling and replacements is capitalized. The cost of minor repairs and maintenance is charged to results when incurred.

Employee benefits-
According to the Mexican labor law, Mexican companies are liable for separation payments and seniority premiums to employees terminating under certain circumstances. In addition, beginning in 1996, the Company established a pension plan covering the retirement of its executives.
The policy of the Company is to record separation payments in the results of the period in which they are incurred. The liability for seniority premiums is recorded as it accrues, according to actuarial calculations based on the projected unit credit method, using real interest rates. Therefore, the net liability is being accrued and at present value will cover the projected benefit obligations to the estimated retirement date of the Company's employees.

Stockholders´ equity restatement-
Stockholders equity is restated by applying the factors derived from the NCPI to present capital stock and other capital in terms of the purchasing power at the latest yearend from the date of contribution or generation.
The cumulative effect of restatement is mainly comprised by the translation effect of foreign subsidiaries, and from the result from holding no monetary assets of prior years and their corresponding restatement.

Recognition of revenue-
Revenues from the hotel operation and management services are recognized when services are rendered. The revenues form the Vacation Club operation is recognized when the contract is formalized and the corresponding down payment is collected.

Restatement of revenues and expenses-
Revenues and expenses are restated from the month in which they arise through period end, based on factors derived from the NCPI.

Integral financing cost-
This consists of the net effect of all financial revenues or expenses, such as interest, currency exchange, exchange gain or loss from futures and securities contracts, restatement of investment units and gain from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and the assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend.
The gain from monetary position, which results from the deterioration of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary liabilities at the beginning of each month the inflation factor derived from the NCPI and is restated at yearend with the corresponding factor.

Other related businesses-
Include principally revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of real estate developments, Vacation Club intervals, distribution of operating equipment for hotels, coordination and hotel design and travel agency operations.

Majority income per share-
Majority income per share is determined by diving the majority net income by the weighted average number of common shares outstanding.
Diluted income per share is determined by adding 1)the yield attributable to convertible bonds and contracts to the above-mentioned income, and 2) to the weighted average outstanding shares the weighted average of obligations outstanding during the period, converted into shares based on the conversion coefficient established in the convertible obligations and bond issuance contracts.

Statements of changes in financial position-
Present changes in constant Mexican pesos, according to the financial position at prior yearend, restated to Mexican pesos of the most recent yearend.

Financial instruments-
The Company records all the effects of contracted financial instruments as assets or liabilities. The financial instruments that have been designated and that function effectively as hedging against the effects of certain risks or other financial instruments, will affect the assets, liabilities, transactions or the corresponding risks when they are realized, settled or occur, respectively. The majority of financial instruments contracted for these purposes are valued at market and affect the integral financing result in each accounting period.

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INMOBILIARIA HOTELERA POSADAS, S.A. DE C.V.	SUBHOLDING CO	1	99.99	2,581,844	3,513,031
2 POSADAS DE MEXICO S.A. DE C.V.	HOTEL ADMINISTRATION	1	99.99	96,947	1,023,520
3 HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE CO	1	99.99	84,073	318,147
4 PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	99.99	257,297	132,085
5 FONDO INMOBILIARIO POSADAS, S.-A. DE C.V.	SINCA	1	51.97	52,564	180,975
6 INVERSIONES LAS POSADAS 4500, C.A.	REAL ESTATE	1	99.99	47,616	94,831
7 POSADAS USA, INC	HOTEL ADMINISTRATION	1	99.99	34,563	68,120
8 DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE	1	70.00	16,240	19,415
9 COMPAÑIA PROVEEDORA HOTELERA, S.A. DE C.V.	PRODUCT DISTRINUTION	1	99.99	9,889	8,647
10 OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA OPERATIONS	1	75.00	188	177
11 SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT, PLANNING AND SUPERVISION	1	99.99	12,180	8,118
12 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	194,972	30,257
TOTAL INVESTMENT IN SUBSIDIARIES				3,388,373	5,397,323
ASSOCIATEDS					
1 INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL OPERATIONS	7,500	25.00	3,800	19,231
2 INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL OPERATIONS	2,394,566	9.20	103	4,741
3 RIOTUR EMPRESA DE TURISMO DO MUNICIPIO DO RIO JAN	HOTEL OPERATIONS	24,551,107	1.91	0	2,823
4 TURISRIO COMPANHIA DE TURISMO DO ESTADO DO RIO DO	HOTEL OPERATIONS	1,648,071	0.49	0	75
5 OTRAS ASOCIADAS (4) (No. DE ASOC.:)		1	0.00	65	2,359
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				3,968	29,229
OTHER PERMANENT INVESTMENTS					99,137
TOTAL					5,525,689

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2003**
GRUPO POSADAS, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	2,103,760	518,990	1,584,770	5,235,727	1,699,798	5,120,699
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	27,851	16,749	11,102	13,060	10,423	13,739
OFFICE EQUIPMENT	773,539	282,749	490,790	637,309	383,756	744,343
COMPUTER EQUIPMENT	56,360	47,763	8,597	60,983	54,660	14,920
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**2,961,510**	**866,251**	**2,095,259**	**5,947,079**	**2,148,637**	**5,893,701**
NOT DEPRECIATION ASSETS						
GROUNDS	296,270	0	296,270	1,163,453	0	1,459,723
CONSTRUCTIONS IN PROCESS	78,433	0	78,433	4,831	0	83,264
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**374,703**	**0**	**374,703**	**1,168,284**	**0**	**1,542,987**
TOTAL	**3,336,213**	**866,251**	**2,469,962**	**7,115,363**	**2,148,637**	**7,436,688**

NOTES

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2003**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
DEG	30/05/2006	6.81	0	0	0	0	0	0	0	0	0	6,795	6,795	6,795	3,517	0
INTERNATIONAL FINANCE CORP	15/07/2006	9.58	0	0	0	0	0	0	0	0	0	23,088	50,060	50,060	11,760	0
INTERNATIONAL FINANCE CORP	15/06/2012	5.41	0	0	0	0	0	0	0	0	0	28,392	28,392	28,392	28,392	156,155
BANCOMEXT	13/02/2009	4.92	0	0	0	67,619	67,619	283,397	67,619	135,237	0	0	0	0	0	0
BANCOMEXT	19/08/2009	5.25	0	0	0	35,552	35,552	35,552	35,552	43,104	0	0	0	0	0	0
BANCOMEXT	29/08/2005	6.30	0	0	0	22,657	22,657	11,328	0	0	0	0	0	0	0	0
BBVA BANCOMER			2,500	4,375	0	10,088	9,009	7,930	4,693	8,132	0	0	0	0	0	0
BANAMEX	17/08/2008	5.56	0	0	0	53,945	107,889	107,889	107,889	161,834	0	0	0	0	0	0
SCOTIABANK INVERLAT	04/09/2007	5.10	0	0	0	4,151	8,301	8,300	8,301	87,164	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/02/2013	6.03	0	0	0	0	0	0	0	0	0	13,183	13,183	13,183	13,183	182,265
VARIOS			45,480	214,735	0	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
CALIFORNIA COMMERCE BANK	05/09/2003	7.45	0	0	0	0	0	0	0	0	0	107,889	0	0	0	0
BANCO ARABE ESPAÑOL	01/12/2003	1.47	0	0	0	0	0	0	0	0	0	27,736	0	0	0	0
BANAMEX			221,250	0	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS			0	232,300	0	57,150	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**269,230**	**451,410**	**0**	**251,162**	**251,027**	**454,396**	**224,054**	**435,471**	**0**	**207,083**	**98,430**	**98,430**	**56,852**	**338,420**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
STOCK EXCHANGE																
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
VALUE	16/02/2006	12.96	0	300,000	0	0	0	0	0	0	0	0	0	0	0	0
VALUE	07/07/2006	13.58	0	250,000	0	0	0	0	0	0	0	0	0	0	0	0
FINAMEX	02/12/2004	12.43	0	176,575	0	0	0	0	0	0	0	0	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED DEBT																
BCP SECURITIES	21/05/2003	6.25	0	0	0	0	0	0	0	0	0	21,578	0	0	0	0
TOTAL STOCK EXCHANGE			0	726,575	0	0	0	0	0	0	0	21,578	0	0	0	0
PROVEEDORES																
PROVEEDORES SERVICIOS			89,431	0	0	0	0	0	0	0	1,722	0	0	0	0	0
PROVEEDORES MERCANCIA			221,374	0	0	0	0	0	0	0	32,379	0	0	0	0	0
TOTAL SUPPLIERS			310,805	0	0	0	0	0	0	0	34,101	0	0	0	0	0
OTROS CIRCULANTES			204,219	0	0	0	0	0	0	0	149,508	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			204,219	0	0	0	0	0	0	0	149,508	0	0	0	0	0
			784,254	1,177,985	0	251,162	251,027	454,396	224,054	435,471	183,609	228,661	98,430	98,430	56,852	338,420

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2003**

GRUPO POSADAS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	2,269	24,484	0	0	24,484
TOTAL	**2,269**	**24,484**			**24,484**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	4,930	53,191	0	0	53,191
TOTAL	**4,930**	**53,191**			**53,191**
NET BALANCE	**(2,661)**	**(28,707)**			**(28,707)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**34,610**	**373,403**	**22,636**	**244,213**	**617,616**
LIABILITIES POSITION	**234,678**	**2,531,926**	**8,211**	**88,584**	**2,620,510**
SHORT TERM LIABILITIES POSITION	53,281	574,847	8,211	88,584	663,431
LONG TERM LIABILITIES POSITION	181,397	1,957,079	0	0	1,957,079
NET BALANCE	**(200,068)**	**(2,158,523)**	**14,425**	**155,629**	**(2,002,894)**

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2003**

GRUPO POSADAS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

Final Printing

NOTES

1)EXCHANGE RATE USD 10.7889 VS MEXICAN PESOS
2)INCLUDES FOREIGN SUBSIDIARIES.
3)REGARDING THE TRADE BALANCE IN FOREIGN EXCHANGEM WITHIN THE INCOME SECTION ARE INCLUDED THE MANAGED HOTELS THAT ARE NOT OWNED BY THE COMPANY, BUT AS A GROUP, WE MUST RECORD THEM UNDER THE CONCEPT.
THIS MOUNT (FOREIGN EXCHANGE INCOME) DIFFERS FROM THE ONE REPORTED IN THE INCOME STATEMENT, SPECIFICALLY WITHIN FOREIGN NET SALES, BECAUSE THE INCOME STATEMENT INCLUDES ONLY THOSE HOTELS OWNED BY THE COMPANY WHERE IT HAS EFFECTIVE CONTROL OVER MANAGEMENT.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,194,219	5,245,557	4,051,338	0.40	16,205
FEBRUARY	1,228,978	5,184,467	3,955,489	0.28	11,075
MARCH	1,304,287	5,037,440	3,733,153	0.63	23,519
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	(21,264)
OTHER	0	0	0	0.00	0
TOTAL					**29,535**

NOTES

THE RESULT OF THE MONETARY POSITION FOR THE COMPANIES LOCATED IN U.S.A, BRAZIL AND ARGENTINA IS CONSIDERED WITHIN THE FOREIGN SUBSIDIARIES ITEM TAKING INTO ACCOUNT THE INFLATION OF THE CORRESPONDIG COUNTRY B-15

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON APLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED
NON APLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2003**
GRUPO POSADAS, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
HOTELES CAESAR PARK	GRAN TURISM HOTELS	726,716	54
HOTELES FIESTA AMERICANA	GRAN TURISM HOTELS AND FIVE STARS HOTELS	4,503,019	60
HOTELES FIESTA INN	FOUR STARS HOTELS "BUSSINESS CLASS"	78,351,917	61
HOTELES HOLIDAY INN	FOUR STAR HOTELS	201,637	68
HOTELES THE EXPLOREAN	ADVENTURE FIVE STARS HOTELS	82,042	16

NOTES

CAESAR PARK HOTELS, 2 LOCATED IN BRAZIL AND 1 IN ARGENTINA.
FIESTA AMERICANA HOTELS, 10 LOCATED IN MEXICO
FIESTA INN HOTELS, 14 LOCATED IN MEXICO.
HOLIDAY INN HOTELS, 5 LOCATED IN USA
THE EXPLOREAN HOTELS, 2 LOCATED IN MEXICO.

THE HOTELS MENTIONED ABOVE ARE THOSE IN WHICH THE COMPANY HOLDS MANAGEMENT CONTROL.
CAPACITY IS REPRESENTED BY NET REPLACEMENT VALUE AND THE PERCENTAGE IS ITS UTILIZATION LEVEL.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APLICABLE					

NOTES

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: **1** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HOTEL OPERATION				924,679		FIESTA AMERICANA FIESTA INN THE EXPLOREAN	GENERAL PUBLIC
TOTAL				924,679			

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HOTEL OPERATION				128,598		CAESAR PARK HOLIDAY INN	GENERAL PUBLIC
TOTAL				128,598			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2002** — 123,128,632

Number of shares Outstanding at the Date of the NFEA: (Units) — 500,208,074

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
I	B	500,134,012.00	31/03/2003	7,830.00
I	IIB	500,134,012.00	28/02/2003	200.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2003 — 124,737,327

Number of shares Outstanding at the Date of the NFEA: (Units) — 500,208,074

STOCK EXCHANGE COI **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **1997**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2002**	123,128,632
Number of shares Outstanding at the Date of the NFEA : (Units)	500,208,074

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2003**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	390,017,515		390,017,515		390,022	
L		0	108,741,212			108,741,212	108,741	
TOTAL			**498,758,727**	**0**	**390,017,515**	**108,741,212**	**498,763**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
498,758,727
SHARES PROPORTION BY :

CPO'S : 8.75%
UNITS : 0
ADRS's : .01% SERIE A, 0.05% SERIE L
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A	1,157,642	5.66100	4.50000
L	217,643	3.93200	3.69000

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **1** YEAR: **2003**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF MARCH OF 2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

ING. MANUEL BORJA CHICO **FINANCE VICE-PRESIDENT**	**L.C. FERNANDO LOPEZ VAZQUEZ** **ADMINISTRATIVE DIRECTOR**

MEXICO, D.F., AT MAY 19 OF 2003

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS

Date: 05/19/2003 08:44

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO POSADAS, S.A. DE C.V.
ADDRESS:	REFORMA LOMAS 155 - 2nd Floor & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	mborja@posadas.com.mx
INTERNET ADDRESS	www.posadas.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GPO920120440
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	MANUEL BORJA CHICO, ENGINEER
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	mborja@posasdas.com.mx

INFORMATION ABOUT THE CHIEF EXECUTIVE OFFICERS

TITLE MSE:	PRESIDENT OF THE BOARD OF DIRECTORS
TITLE:	PRESIDENT
NAME:	GASTON AZCARRAGA ANDRADE
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	NOT APPLICABLE
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS

Date: 05/19/2003 08:44

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	VICEPRESIDENT OF FINANCES
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL	mborja@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	VICEPRESIDENT OF FINANCES
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	DIRECTOR OF ADMINISTRATION
NAME:	FERNANDO LOPEZ VAZQUEZ
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL	flopez@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS

Date: 05/19/2003 08:44

TITLE MSE:	ASSISTANT SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	VACANT
NAME:	VACANT
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF INFORMATION VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF RELEVANT EVENTS VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx
